Boston Brussels Chicago Düsseldorf London Los Angeles Miami Milan	Joel L. Rubenstein
Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Attorney at Law
jrubenstein@mwe.com
212.547.5336

June 30, 2005

VIA EDGAR

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Oakmont Acquisition Corp.

Registration Statement on Form S-1, filed May 4, 2005

Amendment No. 1 to Registration Statement on Form S-1, filed on June 9, 2005

File No. 333-124621

Dear Mr. Reynolds:

On behalf of Oakmont Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated June 28, 2005, with respect to the above-referenced filing. Courtesy copies of this letter and a clean and marked version of Amendment No. 2 to the above-referenced Registration Statement (“Amendment No. 2”), filed with the Commission today, have been sent to the Staff’s examiners via overnight mail. The marked copy of such filing indicates the changes from the version previously filed with the Commission.

For your convenience, we have reprinted the Staff’s written comments below prior to the Company’s responses.

John Reynolds

June 30, 2005

Risk Factors, page 7

1.	Affirmatively state in risk factor nine whether any of your officers, directors, or affiliates of the same, have ever been associated with blank check companies. In so doing, delete “such as ours with the business purpose of raising funds to acquire an operating business” or advise. See prior comment 14 dated June 1, 2005.

The disclosure on page 10 of Amendment No. 2 has been revised in response to this comment.

2.	We find confusing the disclosure in risk factor 12 that “[s]ome of your officers and directors are currently, and may in the future become, associated with entities which seek to acquire businesses.” You state in risk factor nine that none of your officers and directors have ever been associated with a blank check company that has the purpose of acquiring an operating business. To the extent you are drawing a distinction, the disclosure needs to be clarified. In addition, please identify the officers and directors and the entities you are referring to in risk factor 12.

The disclosure on page 10 of Amendment No. 2 has been revised in response to this comment.

Use of Proceeds, page 15

3.	We note your response to prior comment 18 dated June 1, 2005, and we note the revised disclosure on page 12. Since it appears funds not held in trust could be used as a down payment or a lockup in a proposed business combination, the use of proceeds section must make mention of such use. In addition, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would not longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, a business combination would be unlikely since the company would no longer have funds with which to conduct its search.

The disclosure on pages 3, 12 and 16 of Amendment No. 2 has been revised in response to this comment.

Underwriting, page 41

4.	Section 6.2 of the underwriting agreement appears to allow less than all of the shares to be offered in the event of a default by an underwriter of more than 10%. The agreement gives the right, but not the obligation, to terminate the agreement. It is therefore, in our judgment, not a firm commitment arrangement. Please revise the agreement or the prospectus as previously requested. Please note also that in connection with your response to this comment, Section 2 as written in your agreement is not standard in other

John Reynolds

June 30, 2005

agreements, which simply state that if the default is not remedied, the agreement will be terminated.

Section 6.2 of the underwriting agreement has been revised in response to this comment.

* * * * *

Thank you for your assistance in this matter. Please feel free to call me at 212-547-5336 if you have any questions about this letter.

Sincerely,

/s/    Joel L. Rubinstein

Joel L. Rubinstein

Cc:	William Bennett

Angela Halac

Michael C. Azar

Robert J. Skandalaris

Michael Powell

Douglas Haas, Esq.

Patricia A. Baldowski